Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated November 1, 2019

Preliminary Prospectus Supplement dated April 12, 2021

Registration Statement File No. 333-234422

Final Term Sheet dated April 13, 2021

7,500,000 Equity Units

(initially consisting of 7,500,000 Corporate Units)

NiSource Inc.

Equity Units

The information in this pricing term sheet relates only to the offering of Equity Units (the “Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated April 12, 2021 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated November 1, 2019, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-234422. Terms used but not defined in this final term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this term sheet, “we,” “us,” “our,” or “Company” refers to NiSource Inc., and not any of its subsidiaries.

Company	NiSource Inc.

Company Common Stock Ticker	The New York Stock Exchange “NI”

Trade Date	April 14, 2021

Closing Price of Our Common Stock on The New York Stock Exchange on April 13, 2021	$24.51

Settlement Date	April 19, 2021 (T+3)

Equity Units

Equity Units	Each Equity Unit will have a stated amount of $100 and will initially be a “Corporate Unit” consisting of a purchase contract issued by us and, initially, a 1/10th, or 10%, undivided beneficial ownership in one share of Series C Mandatory Convertible Preferred Stock, par value $0.01 per share, with a liquidation preference of $1,000 per share, issued by us, which we refer to as “Mandatory Convertible Preferred Stock.”

Number of Equity Units Offered	7,500,000 (or a total of 8,625,000 if the underwriters exercise their over-allotment option in full).

Initial Price to Public	$100 per Equity Unit, plus accrued and unpaid contract adjustment payments, if any, from April 19, 2021.

Purchase Contracts

Purchase Contracts	Unless early settled as described in the preliminary prospectus supplement, each purchase contract obligates holders to purchase from us, and obligates us to sell, on December 1, 2023, for a price of $100, a number of newly-issued shares of our common stock equal to the settlement rate, as described under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement.

Reference Price	$24.51 (the closing price of our common stock on The New York Stock Exchange on April 13, 2021).

Maximum Settlement Rate	4.0800 shares of our common stock (subject to adjustment in certain circumstances).

Contract Adjustment Payments	Payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing June 1, 2021 at a rate per year of 7.75% on the stated amount of $100 per purchase contract, subject to our right to defer contract adjustment payments, as described in the preliminary prospectus supplement. If any date on which contract adjustment payments are to be made is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day that is a business day and no interest or payment will be paid in respect of the delay, if any. Contract adjustment payments will be paid in cash, shares of our common stock or a combination thereof, at our election.

Deferred Contract Adjustment Payments	Any deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 7.75% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts at Your Option

A holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the scheduled trading day immediately preceding the first day of the market value averaging period (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement), subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Such early settlement may only be made in integral multiples of 10 Corporate Units or 10 Treasury Units, as applicable. Upon early settlement of any purchase contracts, except following a fundamental change as described below, we will deliver a number of newly-issued shares of our common stock determined over a 40 consecutive trading day period beginning on the trading day immediately following the day you exercise this right, which we refer to as the “early settlement averaging period.” The number of shares of our common stock we are obligated to deliver will equal 85% of the number of shares of our common stock that would be deliverable for each purchase contract as described in “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement as if the applicable market value were the average of the daily VWAPs of our common stock during the early settlement averaging period.

Early Settlement Upon a Fundamental Change	Upon the occurrence of a fundamental change, you will have the right, subject to certain exceptions and conditions described in the preliminary prospectus supplement, to settle your purchase contracts early at the settlement rate determined as if the applicable market value (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement) equaled the stock price in the fundamental change (as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement), plus an additional make-whole amount of shares of our common stock determined as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

The following table sets forth the number of make-whole shares of our common stock per purchase contract that would apply at various stock prices and effective dates (all as defined in the preliminary prospectus supplement):

Stock Price

Effective Date	$10.00	$12.00	$14.00	$16.00	$18.00	$24.51	$27.50	$28.80	$35.00	$40.00	$45.00	$55.00	$60.00
April 19, 2021	1.0043	0.8289	0.6948	0.5789	0.4695	0.0000	0.4537	0.5697	0.3978	0.3133	0.2588	0.1955	0.1753
December 1, 2021	0.7955	0.6575	0.5524	0.4600	0.3682	0.0000	0.3720	0.4880	0.3214	0.2462	0.2012	0.1524	0.1371
December 1, 2022	0.3904	0.3235	0.2746	0.2325	0.1850	0.0000	0.2202	0.3307	0.1684	0.1174	0.0951	0.0739	0.0670
December 1, 2023	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The actual stock price and effective date may not be set forth on the table, in which case:

(1) if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of make-whole shares of our common stock will be determined by a straight-line interpolation between the make-whole share amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

(2) if the stock price on the effective date exceeds $60.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be zero; and

(3) if the stock price on the effective date is less than $10.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be determined as if the stock price equaled $10.00, subject to adjustment, using straight-line interpolation, as described above, if the actual effective date is between two effective dates on the table.

Mandatory Convertible Preferred Stock

Mandatory Convertible Preferred Stock	The Equity Units will include an aggregate of 750,000 shares (or 862,500 shares if the underwriters exercise their over-allotment option in full) of Mandatory Convertible Preferred Stock with a liquidation preference of $1,000 per share. In connection with a successful remarketing of the Mandatory Convertible Preferred Stock, (a) dividends may become payable on the Mandatory Convertible Preferred Stock and/or (b) if the closing price of our common stock on the pricing date for a successful remarketing is less than or equal to the Initial

Price (as defined below), the minimum conversion rate of the Mandatory Convertible Preferred Stock will be increased to an amount equal to $1,000 divided by 117.5% of the closing price of our common stock on such date (rounded to the nearest ten-thousandth of a share), each as described under “Description of the Mandatory Convertible Preferred Stock—Terms of Remarketed Mandatory Convertible Preferred Stock” in the preliminary prospectus supplement.

No Dividends on Mandatory Convertible Preferred Stock	The Mandatory Convertible Preferred Stock initially will not bear any dividends and the liquidation preference of the Mandatory Convertible Preferred Stock will not accrete.

Dividends Following a Successful Remarketing	Following a successful remarketing of the Mandatory Convertible Preferred Stock, dividends may become payable on the Mandatory Convertible Preferred Stock at a dividend rate to be determined in connection with such successful remarketing, in which case the Mandatory Convertible Preferred Stock will bear dividends at such rate and become payable when, as and if declared by our board of directors, on March 1, 2024 (or, at our election in consultation with the remarketing agent in connection with a successful optional remarketing, on each of December 1, 2023 and March 1, 2024). Dividends, if any, on the Mandatory Convertible Preferred Stock will be paid in cash, shares of our common stock or a combination thereof, at our election.

Remarketing Failure	As more fully described under “Description of the Mandatory Convertible Preferred Stock—Mandatory Conversion” and “Description of the Mandatory Convertible Preferred Stock—Remarketing the Mandatory Convertible Preferred Stock” in the preliminary prospectus supplement, if a successful remarketing of the Mandatory Convertible Preferred Stock has not occurred on or prior to the last day of the final remarketing period (as described in the preliminary prospectus supplement, a “Remarketing Failure”), with respect to any shares of Mandatory Convertible Preferred Stock that remain outstanding following the purchase contract settlement date, you will not receive any shares of our common stock upon automatic conversion of any such shares of Mandatory Convertible Preferred Stock on the Mandatory Conversion Date.

Mandatory Conversion Date	The second business day immediately following the last trading day of the 40 consecutive trading day period beginning on, and including, the 41st scheduled trading day immediately preceding March 1, 2024. The Mandatory Conversion Date is expected to be March 1, 2024.

Initial Price	Approximately $24.5100, which is equal to $1,000 divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price	Approximately $28.7993, which represents an approximately 17.5% appreciation over the Reference Price and is equal to $1,000 divided by the Minimum Conversion Rate (as defined below).

Floor Price	$8.58 (approximately 35% of the Initial Price), subject to adjustment as described in the preliminary prospectus supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock

Unless a Remarketing Failure has occurred, upon conversion on the Mandatory Conversion Date, each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert into a number of shares of our common stock equal to not more than 40.7997 shares of our common stock and not less than 34.7231 shares of our common stock, (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the mandatory settlement value (as defined in the preliminary prospectus supplement) of our common stock, as described below and subject to certain anti-dilution adjustments. If a Remarketing Failure has previously occurred, with respect to any shares of Mandatory Convertible Preferred Stock that remain outstanding following the purchase contract settlement date, no shares of our common stock will be delivered upon automatic conversion of such shares and each such share of Mandatory Convertible Preferred Stock will be automatically transferred to us on the Mandatory Conversion Date without any payment of cash or shares of our common stock thereon.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the preliminary prospectus supplement, based on the mandatory settlement value of our common stock, and assuming a Remarketing Failure has not occurred:

Mandatory settlement value of our common stock	Conversion rate (number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock)

Greater than the Threshold Appreciation Price	34.7231 shares of common stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 34.7231 and 40.7997 shares of common stock, determined by dividing $1,000 by the mandatory settlement value

Less than the Initial Price	40.7997 shares of common stock

In connection with a successful remarketing of the Mandatory Convertible Preferred Stock, the Minimum Conversion Rate of the Mandatory Convertible Preferred Stock may be increased as described under “Description of the Mandatory Convertible Preferred Stock—Terms of Remarketed Mandatory Convertible Preferred Stock” in the preliminary prospectus supplement.

Early Conversions	Holders of Corporate Units do not have the right to convert their ownership interests in the Mandatory Convertible Preferred Stock that are a part of such Corporate Units into shares of our common stock. Only shares of Mandatory Convertible Preferred Stock that are not a part of Corporate Units may be converted. Holders of such separate shares of Mandatory Convertible Preferred Stock that are not a part of Corporate Units may convert their shares at their option prior to December 1, 2023 only upon the occurrence of a fundamental change. On and after December 1, 2023, and unless there has been a Remarketing Failure, holders of shares of Mandatory Convertible Preferred Stock may, at their option, convert their shares early, all as described in the preliminary prospectus supplement.

Adjusted Conversion Rate Upon Fundamental Change

There will be no make-whole amount of shares of our common stock or increase to the conversion rate for conversions of the Mandatory Convertible Preferred Stock in connection with a fundamental change, except for the limited circumstance where the stock price in connection with such fundamental change is less than $24.51 per share of our common stock (subject to adjustment as set forth in the preliminary prospectus supplement), which initially equals the Initial Price of the Mandatory Convertible Preferred Stock. Under such limited circumstance, the conversion rate will be determined as described under “Description of the Mandatory Convertible Preferred Stock—Conversion at the Option of the Holder upon Fundamental Change” in the preliminary prospectus supplement.

Notwithstanding the foregoing, in no event will the conversion rate exceed 81.5994 shares of our common stock per share of Mandatory Convertible Preferred Stock, which is equal to the $1,000 liquidation preference divided by 50% of the Initial Price (subject to adjustment as set forth in the preliminary prospectus supplement).

Underwriting Discount	$2.616 per Equity Unit / $19,620,000 total (excluding the underwriters’ over-allotment option).

Joint Book-Running Managers	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Manager	Barclays Capital Inc.

Co-Managers	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc.

Use of Proceeds

We expect to receive net proceeds from the offering of approximately $730.4 million (or approximately $839.9 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts but before deducting our other fees and expenses related to the offering.

We intend to use the net proceeds from the offering for renewable generation investments and general corporate purposes, including additions to working capital and repayment of existing indebtedness. See “Use of Proceeds” in the preliminary prospectus supplement.

Listing	We intend to apply for listing of the Corporate Units on The New York Stock Exchange under the symbol “NIMC.”

CUSIP for the Corporate Units	65473P 121

CUSIP for the Treasury Units	65473P 139

CUSIP for the Cash Settled Units	65473P 147

CUSIP for the Mandatory Convertible Preferred Stock	65473P 857

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The underwriters expect to deliver the Corporate Units in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about April 19, 2021, which is three business days following the initial trade date of the Corporate Units (such settlement cycle being herein referred to as “T+3”). You should note that the trading of the Corporate Units on the initial trade date may be affected by the T+3 settlement. See “Underwriting” in the preliminary prospectus supplement.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from (i) Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by phone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com, (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com or (iii) Wells Fargo Securities, LLC, at 500 West 33rd Street, New York, New York, 10001, Attn: Equity Syndicate Department, by calling toll free 1-800-326-5897, or by e-mail at cmclientsupport@wellsfargo.com.

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